UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐              No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: May 14, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

May 13, 2012

Sky-mobi Limited Announces Unaudited Financial Results for the Fiscal Fourth Quarter and Fiscal Year Ended March 31, 2012

HANGZHOU, China, May 13, 2012 (GLOBE NEWSWIRE) — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq:MOBI), a leading mobile application store and mobile social network community operator in China, announced today its unaudited financial results for the fiscal fourth quarter (“fourth quarter 2012”) and fiscal year ended March 31, 2012 (“fiscal year 2012”).

Fourth Quarter 2012 Highlights

•

Total revenues increased 0.9% to RMB179.0 million (US$28.4 million) in fourth quarter 2012 compared to the fiscal fourth quarter ended March 31, 2011 (“fourth quarter 2011”). Revenues collected from third party channels (i.e., revenues not collected through mobile network operators) represented 17.1% of total revenues

•	Profit from operations was RMB9.0 million (US$1.4 million) in fourth quarter 2012, down 37.4% from fourth quarter 2011

•	Non-IFRS[1] profit from operations was RMB17.0 million (US$2.7 million) in fourth quarter 2012, down 38.1% from fourth quarter 2011

•	Net profit was RMB12.0 million (US$1.9 million) in fourth quarter 2012, up 170.9% compared to fourth quarter 2011

•	Non-IFRS net profit was RMB20.0 million (US$3.2 million) in fourth quarter 2012, up 14.2% from fourth quarter 2011

•	Basic and diluted earnings per common share (“EPS”) were RMB0.05 (US$0.01). Non-IFRS basic and diluted EPS were RMB0.08 (US$0.01)

•	Basic and diluted earnings per ADS[2] were RMB0.37 (US$0.06). Non-IFRS basic and diluted earnings per ADS were RMB0.61 (US$0.10)

•

Revenues collected from carrier channels decreased 7.8% to RMB137.8 million (US$21.9 million) in fourth quarter 2012 from fourth quarter 2011. Sky-mobi’s application store experienced 3.8 billion user visits with 871.9 million downloads in fourth quarter 2012

•

Revenues collected from third party channels increased 42.8% to RMB30.5 million (US$4.9 million) in fourth quarter 2012 from fourth quarter 2011. Sky-mobi had 17.3 million active members of the Maopao Community with 775.1 million member log-ins in fourth quarter 2012

Fiscal Year 2012 Highlights

•

Total revenues increased 1.5% year-on-year to RMB685.6 million (US$108.9 million) in fiscal year 2012. Revenues collected from third party channels represented 16.1% of total revenues in fiscal year 2012 compared to 8.9% for the fiscal year ended March 31, 2011

•	Profit from operations increased 22.3% year-on-year to RMB25.8 million (US$4.1 million) in fiscal year 2012

•	Non-IFRS profit from operations decreased 4.7% year-on-year to RMB71.5 million (US$11.3 million) in fiscal year 2012

•	Net profit decreased 75.7% year-on-year to RMB32.9 million (US$5.2 million) in fiscal year 2012

•	Non-IFRS net profit increased 43.2% year-on-year to RMB78.6 million (US$12.5 million) in fiscal year 2012

•	Basic and diluted EPS were RMB0.13 (US$0.02). Non-IFRS basic and diluted EPS were RMB0.30 (US$0.05)

•

Revenues collected from carrier channels decreased 8.8% to RMB546.1 million (US$86.7 million). Sky-mobi’s application store experienced 18.0 billion user visits with 3.2 billion downloads in fiscal year 2012

•

Revenues collected from third party channels increased 84.1% to RMB110.5 million (US$17.6 million). Sky-mobi had 65.6 million active members of the Maopao Community with 4.7 billion member log-ins in fiscal year 2012

Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, remarked: “We are pleased to have completed the quarter and full fiscal year with revenues ahead of our most recent guidance. The Chinese feature phone industry in the March quarter experienced minor growth from the December quarter mainly due to the Chinese New Year Holidays. The strong performance in revenue was the direct result of our continued focus on intensifying our monetization efforts in order to stabilize revenues as the domestic market transitions from feature phones to low cost smart phones.”

“We formally announced at the Global Mobile Internet Conference last week the launch of our smart phone series of products we have been working on for the last six months, including the Android application store and PC suite, Android social gaming platform, and Android payment solution for developers. We are excited to see these products reach commercial readiness at this critical time, as local Chinese manufacturers begin to launch their sub RMB1,000 Android devices in volume,” Mr. Song continued.

“With a portfolio of commercially competitive products for Android that have real monetization capabilities compared to the competition, we look forward to garnering solid support from our current network of Chinese handset manufacturers and developers. Our solid cash flow from feature phone operations and highly competitive, new products for low cost smart phones make us one of the best positioned mobile internet companies in China,” Mr. Song concluded.

Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said: “In addition to the pickup in feature phone sales during the March quarter, we began direct operation of China Mobile’s reading and gaming base, which more than offset the systematic deterioration in the service provider billing industry. We expect the service provider billing sector to continue to deteriorate as operators place tighter controls on the use of mobile billing codes. However, our increased use of third-party payment providers and ability to regulate more revenue traffic directly to the carriers should largely offset this decline.”

“Our non-IFRS net profit of RMB20 million is higher than that of any of the previous eight quarters, due to higher margins from our direct cooperation with China Mobile and prudent cost management designed to maximize cash flow from our feature phone operations. The cash flow will provide for a solid base for further development of smart phone programs and operations.”

“Despite the stronger than previously expected fourth quarter and full year fiscal 2012, we want to be conservative in our approach to guidance and look to over achieve when smart phone products begin to monetize,” concluded Mr. Yeung.

Financial Results for Fourth Quarter 2012

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by source and business unit. Revenues by source are broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues”.

Revenues by business unit are broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

	For the three months ended
	March 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)
Revenues by source:
Revenues collected from carrier channels	149,396	137,814	21,884
Revenues collected from third party channels	21,398	30,546	4,851
Other revenues	6,664	10,676	1,695

Total revenues	177,458	179,036	28,430

	For the three months ended March 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)
Revenues by business unit:
Application store revenues	149,396	129,675	20,591
Maopao Community revenues	21,398	38,685	6,143
Other revenues	6,664	10,676	1,696

Total revenues	177,458	179,036	28,430

The discussion and analysis below focus on revenues by source, as the Company believes this metric is more useful to investors in analyzing and understanding its business model.

Total revenues for fourth quarter 2012 increased 0.9% to RMB179.0 million (US$28.4 million) compared to RMB177.5 million for fourth quarter 2011.

Revenues collected from carrier channels of RMB137.8 million (US$21.9 million) in fourth quarter 2012, representing 77.0% of total revenues, decreased 7.8% from fourth quarter 2011. Sky-mobi had 3.8 billion user visits and 871.9 million downloads of applications and content from the Maopao application store in fourth quarter 2012, a decrease of 25.4% and an increase of 2.8%, respectively, compared to 5.0 billion user visits and 847.7 million downloads in fourth quarter 2011. The decrease in application store user activity and deceleration of growth in downloads were primarily due to the overall shrinking feature phone market in China.

Revenues collected from third party channels were RMB30.5 million (US$ 4.9 million), up 42.8% from fourth quarter 2011 and contributing 17.1% of total revenues in fourth quarter 2012. Sky-mobi’s Maopao Community had 17.3 million active members and 775.1 million member log-ins in fourth quarter 2012, representing an increase of 56.9% and a decrease of 12.3%, respectively, compared to 11.0 million active members and 884.1 million member log-ins in fourth quarter 2011. Revenues from the Maopao Community increased due to the growth in the number of active members as well as the increased spending per active member resulting from the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World.” The Company expects that revenues collected from third party channels will contribute an increasing percentage of total revenues in future quarters as Sky-mobi focuses on growing its active mobile community member base and on diversifying revenue collection methods away from traditional carrier-based payment channels.

Cost of Revenues and Gross Profit

Total cost of revenues for fourth quarter 2012 increased 5.1% to RMB122.5 million (US$19.4 million) compared to RMB116.5 million in fourth quarter 2011.

Total non-IFRS cost of revenues for fourth quarter 2012 increased 5.9% to RMB122.0 million (US$19.4million) compared to RMB115.2 million in fourth quarter 2011.

	For the three months ended
	March 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)
Cost of revenues:
Costs associated with payment to industry participants	105,756	112,013	17,787
Direct costs	10,747	10,461	1,662

Total cost of revenues:	116,503	122,474	19,449

Gross Margin	34.3%	31.6%

Non-IFRS cost of revenues:
Costs associated with payment to industry participants	105,756	112,013	17,787
Direct costs	9,466	10,032	1,594

Total non-IFRS cost of revenues:	115,222	122,045	19,381

Non-IFRS Gross Margin	35.1%	31.8%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS cost of revenue, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Costs associated with payments to industry participants increased 5.9% to RMB112.0 million (US$17.8 million) in fourth quarter 2012 compared to RMB105.8 million in fourth quarter 2011, which was primarily due to increased spending on better quality mobile content to realize improved customer retention of the Maopao Community. Approximately RMB2.0 million (US$0.3 million) of accrued costs payable for content and handset software designs were reversed into cost of sales in fourth quarter 2012 compared to a RMB5.5 million reversal in fourth quarter 2011. The accrued costs originated from incompleteness of data provided by network operators prior to March 2010 which did not enable the Company to identify content sources or handset models for certain transactions.

Direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store and Maopao Community increased 6.0% to RMB10.0 million (US$1.6 million) in fourth quarter 2012 compared to RMB9.5 million in fourth quarter 2011. The increase was primarily due to increased costs resulting from more frequent promotional activities for the Maopao Chinese Poker game.

Gross profit for fourth quarter 2012 decreased 7.2% to RMB56.6 million (US$9.0 million) compared to RMB61.0 million in fourth quarter 2011. Non-IFRS gross margin in fourth quarter 2012 was 31.8%, down from 35.1% in fourth quarter 2011, mainly due to the increased revenue share percentage with mobile handset manufacturers and as well as the higher costs of higher quality mobile content.

Operating Expenses (representing research and development expenses, sales and marketing expenses, general and administrative expenses and other income and expenses)

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses, increased 2.1% in fourth quarter 2012 to RMB47.6million (US$7.6 million) from RMB46.6 million in fourth quarter 2011.

Total non-IFRS operating expenses were RMB40.0 million (US$6.4 million) in fourth quarter 2012, increased 15.0% from RMB34.8 million in fourth quarter 2011.

	For the three months ended
	March 31,
	2011	2012	2012
In thousands	(RMB)	(RMB)	(US$)
Operating expenses:
Research and development expenses	14,545	20,203	3,209
Sales and marketing expenses	6,742	7,915	1,257
General and administrative expenses	25,312	19,277	3,062
Other income and expense	—	179	29

Total operating expenses	46,599	47,574	7,557

Non-IFRS operating expenses:
Research and development expenses	11,333	19,257	3,058
Sales and marketing expenses	5,137	7,507	1,193
General and administrative expenses	18,308	13,039	2,071
Other income and expense	—	179	29

Total non-IFRS operating expenses	34,778	39,982	6,351

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses and one-time items such as IPO marketing expenses. The discussion and analysis below focus on non-IFRS operating expenses, which the Company believes is more useful to investors to understand the Company’s operating activities than IFRS operating expenses.

The increase in operating expenses was primarily due to the increase in headcount, as described below, which was partially offset by cost savings resulting from the improvements on labor efficiencies and lower bonuses. The increase in research and development expenses and the decrease in general and administrative expenses were mainly due to the shift of business focus to research and development activities, which was in preparation for the transition to the smart phone market.

	As of March 31,
	2011	2012	% change
Headcount
Operations	155	169	9.0%
Research and development	204	239	17.2%
Sales and marketing	100	80	-20.0%
General and administrative	75	95	26.7%

Total Headcount	534	583	9.2%

The Company’s employee headcount increased 9.2% to 583 as of March 31, 2012 from 534 as of March 31, 2011. The increase in headcount was mainly to implement business strategies in connection with Android and Maopao community expansion.

Net profit and EPS

Net profit in fourth quarter 2012 was RMB12.0 million (US$1.9 million), up 170.9% compared to fourth quarter 2011.

Non-IFRS net profit in fourth quarter 2012 increased 14.2% to RMB20.0 million (US$3.2 million) from RMB17.5 million in fourth quarter 2011.

Basic and diluted EPS in fourth quarter 2012 were RMB0.05 (US$0.01) and basic and diluted earnings per ADS were RMB0.37 (US$0.06).

Non-IFRS basic and diluted EPS in fourth quarter 2012 were RMB0.08 (US$0.01), and non-IFRS basic and diluted earnings per ADS were RMB0.61 (US$0.10).

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for fourth quarter 2012 were 32,193,345.

Each ADS represents eight common shares.

Common Shares

Sky-mobi had 258,174,600 common shares outstanding as of March 31, 2012 and 257,389,800 common shares outstanding as of December 31, 2011.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and content titles for the period indicated:

	For the three months ended March 31,
In millions	2011	2012	% change
Application Store
User visits	5,029.8	3,754.7	-25.4%

Single-user applications and content downloads
Single-player games	322.4	366.8	13.8%
Multimedia applications and content titles	129.2	161.9	25.3%
Other single-user applications	396.1	343.2	-13.4%

Total Single-user applications and content downloads	847.7	871.9	2.9%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of March 31,
In millions	2011	2012	% change
Number of registered members	72.7	170.6	134.6%

	For the three months ended March 31,
In millions	2011	2012	% change
Maopao Community
Number of active members	11.0	17.3	56.9%
Number of member log-ins	884.1	775.1	-12.3%

Business Outlook

For the fiscal first quarter 2013 ending June 30, 2012, Sky-mobi expects total revenues to be between RMB155 million to RMB165 million.

For the fiscal year 2013 ending March 31, 2013, Sky-mobi expects total revenues to be between RMB545 million to RMB560 million.

These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in fourth quarter 2012 and fiscal year 2012 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast

Sky-mobi’s management team will host a conference call Monday, May 14, 2012 at 8:00 AM ET, (or 5:00 AM U.S. Pacific Time and 8:00 PM, May 14, 2012 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm. To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-877-275-8968

International: +1-706-643-1666

Passcode: 76377128

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Toll Number: 1-855-859-2056

International: +1-404-537-3406

Passcode: 76377128

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense and other items disclosed in “Definitions of Non-IFRS Measures,” below. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses and one-time items such as IPO marketing expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, less finance cost, share of results of associates and income tax, excluding non-cash expenses from changes of fair value of preferred shares and warrants, and non-operating one-time items such as reversal of withholding tax on shareholder’s dividend.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS profit after tax divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the exchange rate at March 31, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating the number of Maopao users, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. A user may make multiple download requests for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on August 17, 2011. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2010, according to Analysys International. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8458

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended			For the year ended
	March 31,			March 31,
In thousands	2011 (RMB)	2012 (RMB)	2012 (US$)	2011 (RMB)	2012 (RMB)	2012 (US$)
(Except for share and per share data)
Revenues	177,458	179,036	28,430	675,294	685,563	108,863
Cost of revenues	(116,503)	(122,474)	(19,449)	(464,837)	(471,025)	(74,796)

Gross profit	60,955	56,562	8,981	210,457	214,538	34,067

Research and development expenses	(14,545)	(20,203)	(3,209)	(52,260)	(71,088)	(11,289)
Sales and marketing expenses	(6,742)	(7,915)	(1,257)	(38,200)	(37,361)	(5,933)
General and administrative expenses	(25,312)	(19,277)	(3,062)	(98,935)	(83,996)	(13,338)
Other income and expenses	—	(179)	(29)	—	3,675	584

Total operating expenses	(46,599)	(47,574)	(7,557)	(189,395)	(188,770)	(29,976)

Profit from operations	14,356	8,988	1,424	21,062	25,768	4,091
Other gains and losses	(1,787)	3,983	633	11,179	11,649	1,850
Impairment of investments in associates	(5,760)	—	—	(5,760)	—	—
Finance cost	—	—	—	(4,333)	—	—
Share of results of associates	(2,447)	(151)	(24)	(6,011)	(886)	(141)
Gain on changes in fair value of convertible redeemable preferred shares	—	—	—	106,684	—	—
Gain on changes in fair value of warrants	—	—	—	7,377	—	—

Profit before tax	4,362	12,820	2,033	130,198	36,531	5,800
Income tax benefit (expense)	65	(827)	(132)	5,367	(3,602)	(572)

Profit for the period	4,427	11,993	1,901	135,565	32,929	5,228

Total comprehensive profit for the period	4,427	11,993	1,901	135,565	32,929	5,228

Total profit and comprehensive income attributable to Owners of the company	4,632	12,003	1,903	136,313	32,969	5,234
Non-controlling interests	(205)	(10)	(2)	(748)	(40)	(6)

	4,427	11,993	1,901	135,565	32,929	5,228

Earnings per common share
Basic	0.02	0.05	0.01	0.74	0.13	0.02
Diluted	0.02	0.05	0.01	0.06	0.13	0.02

Weighted average number of ADS
	32,173,725	32,193,345		22,751,289	32,178,563
	32,255,178	32,193,345		27,471,584	32,283,795

Weighted average number of shares
Basic	257,389,800	257,546,760		182,010,313	257,428,502
Diluted	258,041,427	257,546,760		219,772,671	258,270,359

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended			For the year ended
	March 31,			March 31,
In thousands (Except for share and per share data)	2011 (RMB)	2012 (RMB)	2012 (US$)	2011 (RMB)	2012 (RMB)	2012 (US$)
IFRS cost of revenues	(116,503)	(122,474)	(19,449)	(464,837)	(471,025)	(74,796)
Less: share-based compensation expenses	1,281	429	68	2,658	2,939	467

Non-IFRS cost of revenues	(115,222)	(122,045)	(19,381)	(462,179)	(468,086)	(74,329)

IFRS gross profit	60,955	56,562	8,981	210,457	214,538	34,067
Add: share-based compensation expenses	1,281	429	68	2,658	2,939	467

Non-IFRS gross profit	62,236	56,991	9,049	213,115	217,477	34,534

Total IFRS operating expenses	(46,599)	(47,574)	(7,557)	(189,395)	(188,770)	(29,976)
Less: share-based compensation expenses	11,821	7,592	1,206	47,634	42,744	6,787
Less: IPO expenses charged into current expenses	—	—	—	3,659	—	—

Total non-IFRS operating expenses	(34,778)	(39,982)	(6,351)	(138,102)	(146,026)	(23,189)

IFRS profit from operations	14,356	8,988	1,424	21,062	25,768	4,091
Add: share-based compensation expenses	13,102	8,021	1,274	50,292	45,683	7,254
Add: IPO expenses charged into current expenses	—	—	—	3,659	—	—

Non-IFRS Profit from operations	27,458	17,009	2,698	75,013	71,451	11,345

IFRS Profit for the period	4,427	11,993	1,901	135,565	32,929	5,228
Add: share-based compensation expenses	13,102	8,021	1,274	50,292	45,683	7,254
Add: IPO expenses charged into current expenses	—	—	—	3,659	—	—
Less: gain on changes in fair value of warrants	—	—	—	(7,377)	—	—
Less: gain on changes in fair value of convertible redeemable preferred shares	—	—	—	(106,684)	—	—
Less: exchange gain relating to change in fair value of warrants	—	—	—	(12,240)	—	—
Less: Reversal of withholding tax on shareholder’s dividend				(8,305)

Non-IFRS net profit for the period	17,529	20,014	3,175	54,910	78,612	12,482

Non-IFRS earnings per common share
Basic	0.07	0.08	0.01	0.30	0.30	0.05
Diluted	0.07	0.08	0.01	0.25	0.30	0.05

Weighted average number of shares
Basic	257,389,800	257,546,760		182,010,313	257,428,502
Diluted	258,041,427	257,546,760		219,772,671	258,270,359

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	December 31,	March 31,	March 31,
	2011	2012
In thousands	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash and cash equivalents	153,224	137,538	21,840
Term deposits	323,009	438,393	69,614
Structured deposits	80,000	—	—
Loan receivable	19,663	—	—
Trade and other receivables	88,688	103,372	16,415
Amounts due from related parties	1,115	126	20

Total current assets	665,699	679,429	107,889

Non-current assets
Property and equipment	38,244	32,856	5,217
Investments in associates	864	714	113
Available-for-sale investments	900	900	143
Prepayment for investment	—	1,100	175
Other non-current assets	1,617	1,542	245
Deferred tax assets	3,496	2,210	351

Total non-current assets	45,121	39,322	6,244

Total assets	710,820	718,751	114,133

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	130,351	121,932	19,362
Income tax liabilities	10,205	5,675	901
Amounts due to related parties	867	871	138
Deferred revenue	9,176	10,038	1,594

Total current liabilities	150,599	138,516	21,995

Total liabilities	150,599	138,516	21,995

Equity
Share capital	92	92	15
Share premium	635,116	642,495	102,024
Reserves	151,600	153,526	24,379
Subscription receivable	—	(1,284)	(204)
Deficit	(226,941)	(214,938)	(34,131)

Equity attributable to owners of the Company	559,867	579,891	92,083
Non-controlling interests	354	344	55

Total equity	560,221	580,235	92,138
Total equity and liabilities	710,820	718,751	114,133

[1]	Non-IFRS figures exclude share-based compensation expenses and other non-operating one-time items. Please see “About Non-IFRS Financial Measures” in this release for more information.
[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight common shares of the Company.

CONTACT: Sky-mobi Limited

    Mr. Carl Yeung, CFO

    Phone: + (86) 571-87770978 (Hangzhou)

    Email: ir@sky-mobi.com

    CCG Investor Relations

    Elaine Ketchmere, Partner and VP

    Phone: + (1) 310-954-1345 (Los Angeles)

    Email: elaine.ketchmere@ccgir.com